SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)*

AUGMENT SYSTEMS, INC.

___________________________
(Name of Issuer)

Common Stock

________________________
(Title of Class of Securities)

051058105

________________________
(CUSIP Number)

Ted D. Rosen, Esq.
Rosen & Tetelman, LLP
501 Fifth Ave., Suite 1404
New York, NY 10017
(212) 986-7171

_________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2001
________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.       NAME OF REPORTING PERSONS

         Jeffrey Leventhal and
         Leventhal Paget, LLC

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
         (See Instructions)

(1)      [ ]
(2)      [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         SC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEM  2(d) OR 2(e)

         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Jeffrey Leventhal                  Florida
         Leventhal Paget, LLC               Delaware

NUMBER OF                           7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                                See Item 5(B)
OWNED BY
EACH                                        8.       SHARED VOTING POWER
REPORTING
PERSON                                      See Item 5(A)
WITH
                                            1.       SOLE DISPOSITIVE POWER

                                                     See Item 5(B)

                                            10.      SHARED DISPOSITIVE POWER

                                                     See Item 5(A)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         See Item 5(B)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         44.50%

14.      TYPE OF REPORTING PERSON

         IND and CO

Item 1. Security and Issuer

This Schedule 13D Statement relates to the exchange by Augment Systems, Inc. (“Augment” or “Issuer”) of shares of convertible preferred stock, par value $.01 (“Preferred Stock”) for the stock of Right2web.com, Inc., a Delaware Corporation (“R2W”). Said Preferred Stock was converted to shares of Augment common stock, par value $.0001 (“Common Stock” or the “Shares”) on February 7, 2001. The principal executive offices of the Issuer are located at P.O. Box 222, West Newbury, MA 01985 and the principal executive officer of Augment, prior to this transaction, is Duane A. Mayo, at the address of the Issuer stated herein.

Item 2. Identity and Background

(A) This Statement on Schedule 13D is being filed by Jeffrey Leventhal, a Florida resident and Leventhal Paget, LLC, a Delaware limited liability company (collectively the “Reporting Persons”).

(B) The Reporting Persons’ principle business address is 621 NW 53rd Street, Suite 240, Boca Raton, FL 33487.

(C) Not applicable.

(D) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(E) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F) The Reporting Persons are Jeffrey Leventhal, an individual residing in the State of Florida and an officer and director of Augment, and Leventhal Paget, LLC, a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

Augment entered into a Stock Purchase Agreement dated as of March 11, 2000, and further amended on September 12, 2000, (the “Purchase Agreement”) with the R2W stockholders. Pursuant to the Purchase Agreement, Jeffrey Leventhal, converted his Preferred Stock of the Issuer into Thirty Four Million Eight Hundred Thirty Eight Thousand Seven Hundred Twenty (34,838,720) Shares, which represents Twenty Six and One Half Percent (26.5%) of the Issuer’s Common Stock. In addition, Leventhal Paget, LLC converted its Preferred Stock in the Issuer to Twenty Three Million Nine Hundred Three Thousand Two Hundred Thirty Three (23,903,233) shares of Common Stock, or Eighteen Percent (18%) of the Issuer’s issued and outstanding Common Stock, par value $.0001. The Issuer’s Schedule 14C Information Statement, filed December 19, 2000, is herein incorporated by reference.

Item 4. Purpose of Transaction

The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business operations and prospects. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer

(A) As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owner of Fifty Eight Million Seven Hundred Forty One Thousand Nine Hundred Fifty Three (58,741,953) shares of Common Stock, or Forty Four and One Half Percent (44.50%) of the Issuer’s issued and outstanding Common Stock, par value $.0001.

(B) Jeffrey Leventhal, has sole voting power for Thirty Four Million Eight Hundred Thirty Eight Thousand Seven hundred Twenty (34,838,720) shares of Common Stock, or Twenty Six and One Half Percent (26.5%) of the Issuer’s issued and outstanding Common Stock, and shared voting power for Twenty Three Million Nine Hundred Three Thousand Two Hundred Thirty Three (23,903,233) shares of Common Stock, or Eighteen Percent (18%) of the Issuer’s issued and outstanding Common Stock, par value $0.0001.

(C) Except as described herein, neither of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any other person referred to in Exhibit A attached hereto, has acquired or disposed of any shares of the Issuer Common Stock during the past sixty (60) days.

(D) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(E) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

A copy of the Stock Purchase Agreement dated as of March 11, 2000, and further amended on September 12, 2000, by and between the Issuer and the R2W is incorporated by reference as Exhibit 1 to this Schedule 13D. To the best of the Reporting Persons’ knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

        Exhibit A: Stock Purchase Agreement dated as of March 11, 2000, and further amended on September 12, 2000, by and between the Issuer and the R2W.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify, as of February 9, 2001, that the information set forth in this statement is true, complete and correct.

/s/Jeffrey Leventhal
Jeffrey Leventhal, Individually
Leventhal Paget, LLC
By: /s/Jeffrey Leventhal
Name: Jeffrey Leventhal
Title: Principal